Exhibit 8

ANSWER TO COMMUNICATION REGARDING PRESS INFORMATION

Santiago, January 2, 2008

Mr. Hernán López B.

Intendent of Securities

Superintendency of Securities and Insurance

Subject: Answer to confidential communication

Dear Mr. López:

According to the request made by this Superintendency through Communication No. 34296, dated December 24, 2008, and the extension granted through Communication No. 35113, dated December 30, 2008, by means of this letter I answer about the veracity of each of the following statements published in the press:

a) “Felipe Ibáñez will continue as Chairman of the Board of Directors of D&S. The same would occur with respect to the Senior Management, leaded by the Corporation CEO Enrique Ostalé”.

So long as the current controllers have at least 20 percent of the voting shares of Distribución y Servicios D&S S.A., Mr. Felipe Ibáñez Scott will continue as Chairman of the Board of Directors of Distribución y Servicios D&S S.A.

Regarding Senior Management, Mr. Enrique Ostalé Cambiaso will continue serving as Corporation CEO and, with respect to the rest of Senior Management, the Board of Directors will determine when is pertinent after considering the recommendation given by the Corporation CEO.

b) “There is an agreement to materialize an increase of capital in an amount between US$300,000,000 and US$500,000,000 once the Tender Offer is finalized.”

Once the Tender Offer made by WM Sub is materialized, and during the first three years counted from that date, the Stockholders shall adopt the necessary measures with the purpose to enable the Company to raise its capital in an amount not higher than US$500,000,000. Consent of both parties shall be required to raise the capital in an amount higher than US$500,000,000 (except if the purpose is to refinance existing debts).

c) “Chile will be the platform for the managing of operations in South America, with the only exception of Brazil.”

Not true.

d) “There is a possibility that the Ibáñez family may become shareholders/ partners of Wal-Mart Argentina.”

Not true.

Should you have any comment or doubt, please let us know.

Truly yours,

FELIPE IBÁÑEZ SCOTT